AKB 3/11/03

CM

03012203

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 05 2003 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8- 26118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East/West Securities Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Montgomery St., Ste. 993
(No. and Street)

San Francisco (City) CA (State) 94104-4395 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie U. Harris (415) 397-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samuel H. Wong & Co., LLP
(Name – *if individual, state last, first, middle name*)

55 Stockton St., Ste. 408 (Address) San Francisco (City) CA (State) 94108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leslie U. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East/West Securities Co., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

325-20002	325-21483	325-94000
325-94001	325-20046	325-98102
325-98238	325-21186	

Helen Lam 2/28/03

HELEN LAM
Comm. # 1402030
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Feb. 23, 2007

Notary Public

Leslie Harris
Signature

Partner
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

East/West Securities Co.
(A Partnership)

Financial Statements

December 31, 2002 and 2001

East/West Securities Co.
(A Partnership)
Financial Statements
for the years ended December 31, 2002 and 2001

TABLE OF CONTENTS	PAGE NUMBER

Financial Statements

Independent Auditors' Report	1
Balance Sheets	2
Statements of Income	4
Statements of Changes of Partners' Capital	6
Statements of Cash Flows	7
Notes to Financial Statements	9

Supplementary Information

Net Capital Computation	14
Statement of Material Difference Between Audited Schedules and Unaudited Schedules Filed by Broker or Dealer	15
Reconciliation of the Computation of Net Capital and Material Differences Between Audited Schedules and Unaudited Focus Part IIA	17
Statement on Material Inadequacies	18
Reconciliation for Unaudited Statement to Audited Statement	19

SAMUEL H. WONG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

The Partners
East/West Securities Co.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of East/West Securities Co. (A Partnership) as of December 31, 2002 and 2001, and the related statements of income, changes of partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of East/West Securities Co. (A Partnership) as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting schedules are presented for the purposes of additional analysis and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samuel H. Wong & Co., LLP
Samuel H. Wong & Co., LLP
Certified Public Accountants

San Francisco, California
January 31, 2003

San Francisco Head Office:
55 Stockton Street, Suite 408
San Francisco, CA 94108, U.S.A.
Tel: (415) 732-1288
Mobile: (415) 609-6789
Fax: (415) 397-9028
San Jose Tel: (408) 541-0289
Email: swongcpa@aol.com

Shanghai Representative Office:
Orient International Plaza, Tower C
Room 1502, 85 Loushanguan Rd.
Shanghai, China 200336
Tel: (8621) 6278-7608
Mobile: (86) 136-7195-326
Fax: (8621) 6278-7612

Hong Kong:
Room 901, G.D. Real Estate Tower
143 Connaught Road C., Hong Kong
Tel: (852) 2526-9262, 2802-4878
Mobile: (852) 6092-6552
Fax: (852) 2815-4726, 2511-3538
Email: swongcpa@netvigator.com

Website: http://www.swongcpa.com

East/West Securities Co.
(A Partnership)
Balance Sheets
December 31, 2002 and 2001

			2002		2001
ASSETS					
Current Assets					
Cash & Cash Equivalents	(Note 2)	$	172,100	$	225,397
Restricted Cash	(Note 7)		50,000		50,000
Total Cash			222,100		275,397
Marketable Securities			21,600		83,045
Securities Not Readily Marketable			18,900		18,900
Commission Receivable			69,544		39,306
Mutual Fund Receivable			220		349
Unsecured Customer Receivable			198		349
Prepaid Expenses			-		980
Due From Partners			680		1,140
Total Current Assets		$	333,242	$	419,466
Property and Equipment	(Notes 2 & 3)				
At Cost			184,096		182,583
Less: Accumulated Depreciation			(155,229)		(141,529)
			28,867		41,054
Other Assets					
Rental Deposit	(Note 4)		9,299		9,299
Total Assets		$	371,408	$	469,819

The accompanying notes are an integral part of the financial statements

See Accountant's Report

East/West Securities Co.
(A Partnership)
Balance Sheets
December 31, 2002 and 2001

		2002	2001
LIABILITIES AND PARTNERS' CAPITAL			
Current Liabilities			
Accounts Payable		4,207	-
Investment Payable		13,305	45,766
Account Payable - Margin		33,593	-
Accrued Liabilities		34,053	43,645
Automobile Loan-Current	(Note 9)	4,826	4,433
Due to Partner		680	340
Total Current Liabilities		$ 90,664	$ 94,184
Long Term Liabilities			
Automobile Loan	(Note 9)	12,825	17,650
Total Liabilities		103,489	111,834
Partners' Capital			
Leslie U. Harris		131,281	175,413
Nai Fung Chen		136,638	182,572
Total Partners' Capital		$ 267,919	$ 357,985
Total Liabilities and Partners' Capital		$ 371,408	$ 469,819

The accompanying notes are an integral part of the financial statements
See Accountant's Report

East/West Securities Co.
(A Partnership)
Notes to Financial Statements
for the years ended December 31, 2002 and 2001

1. The Company

East/West Securities Co. was formed as a Partnership on June 11, 1981 under the laws of the State of California. A written partnership agreement was executed on May 20, 1993, formalizing the existing business relationship.

East/West Securities Co. is a registered broker/dealer servicing individual and institutional investors in the U.S. and abroad.

The organization consists of two partners, with Nai Fung Chen owning a 51% interest and Leslie U. Harris owning a 49% interest. Income or loss is being shared in the same proportion. The Company operates as a broker/dealer registered pursuant to Section 15-b of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

The Company maintains its general ledger and journals with the accrual method of accounting. Accordingly, the accompanying financial statements have been prepared on the accrual basis of accounting. A summary of significant accounting policies is outlined below: -

(A) Property and Equipment

Property and Equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Property and equipment are depreciated over their estimated useful lives ranging from 3-7 years by the straight-line method.

(B) Income Taxes

There is no provision for income taxes since a Partnership is not a taxable entity. Individual partners report their distributive shares of partnership income or loss for tax purposes.

(C) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(D) Security Transactions

Securities transactions are recorded on a settlement date basis, except for proprietary transactions and the related expenses, which are recorded on a trade date basis.

(E) Use of Estimate

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) Reclassifications

Certain accounts in the prior-year financial statements have been reclassified to conform with comparison of the current-year financial statements.

3. Property and Equipment

Property and Equipment as of December 31, 2002 consisted of the following: -

Category	At Cost	Accumulated Depreciation	Depreciated Value
Furniture & Fixtures	$25,813	$ 24,979	$ 834
Machinery & Equipment	63,390	56,873	6,517
Automobiles	80,198	61,166	19,032
Leasehold Improvement	8,074	8,074	---
Computer Software	6,621	4,137	2,484
	$ 184,096	$ 155,229	$ 28,867

Property and Equipment as of December 31, 2001 consisted of the following: -

Category	At Cost	Accumulated Depreciation	Depreciated Value
Furniture & Fixtures	$25,813	$ 24,399	$ 1,414
Machinery & Equipment	63,313	53,155	10,158
Automobiles	80,198	53,290	26,908
Leasehold Improvement	8,074	8,074	---
Computer Software	5,185	2,611	2,574
	$ 182,583	$ 141,529	$ 41,054

4. Lease Commitment

On July 30, 1998, the lease for office space was renewed for the term commencing January 1, 1999 and expiring December 31, 2003. The base rent for the first year (01/01/99 - 12/31/99) was $99,990, payable in equal monthly installments of $8,333. The base rent for the second year of the lease (01/01/00 - 12/31/00) was $103,190, payable in equal monthly installments of $8,599. The base rent for the third year of the lease (01/01/01 - 12/31/01) was $105,989, payable in equal monthly installments of $8,832. The base rent for the fourth year of the lease (01/01/02 - 12/31/02) was $106,789, payable in equal monthly installments of $8,899 The Company has adjusted its security deposit of $4,267 retained from the prior lease with an additional deposit of $5,032 bringing the total security deposit to $9,299.

Future minimum operating lease payments for the next two years until termination will be: -

Year ended December 31	Lease Payment
2003	111,589

East/West Securities Co.
(A Partnership)
Notes to Financial Statements
for the years ended December 31, 2002 and 2001

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $180,227 per computation disclosed in the accompanying Supplementary Information, which was $130,227 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 0.57 to 1. At December 31, 2001, the Company had net capital of $ 261,150, which was $211,150 in excess of its required minimum net capital of $50,000. The Company's net capital ratio then was 0.42 to 1.

6. Restricted Cash

The Company agrees to maintain a good faith deposit of $50,000 at U.S. Clearing Corp.

7. Advertising Expense

Pursuant to the Accounting Policy in the United States, the Company expensed the whole of $40,290 being advertising incurred during the year.

8. Automobile Loan

On March 25, 2000, the Company purchased a year 2000 Lincoln - LS automobile at a cost of $38,822, of which $28,125 was financed by way of a bank loan for a term of six year from May 2000 to April 2006 at 8.55% interest with a monthly payment of $512 which includes principal and interest.

As of December 31, 2002, the outstanding loan balance was $17,651 after servicing for 32 monthly payments, of which $4,826 was short term and $12,825 was long term liability.